BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that, in line with the announcement to the market made on May 11, 2021, the Saudi Food and Drugs Authority ("SFDA") has decided, based on the comments and the opinions of the World Trade Organization ("WTO") country members and local stakeholders, to withdraw the notification to the WTO and suspend the implementation of measures that determined the reduction of the shelf-life of in natura frozen chicken and its pieces, from 1 year to 3 months from the date of slaughter.

São Paulo, August 17, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF